November 29, 2018

Christopher A. Strain
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, Iowa 52317

       Re: Heartland Express, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 000-15087

Dear Mr. Strain:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 4. Revenue Recognition, page 9

1. We note your disclosure in Note 4 regarding your revenue recognition policies under ASC
      606. Please revise to disclose the significant payment terms of your contracts with customers pursuant to ASC 606-10-50-12(b). Also, please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in ASC 606-10-50-8 through 10.
 Christopher A. Strain
Heartland Express, Inc.
November 29, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameChristopher A. Strain                   Sincerely,
Comapany NameHeartland Express, Inc.
                                                          Division of
Corporation Finance
November 29, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName